MEMORANDUM OF UNDERSTANDING

In connection with a meeting in Vancouver, July 28th and 29th, 2008, representatives of Goldgroup ("GG"), DynaUSA and DynaMexico (collectively "Dyna") have reached agreement concerning several issues raised by recent correspondence between the parties. This Memorandum outlines those agreements as set forth below and as impacting the Management Committee (“MC”).  Defined terms have the same meaning as set forth in the Earn In Agreement between the parties.  It is anticipated that the following points will form the basis of a more definitive agreement, but until such definitive agreement is executed, this Memorandum shall control.

1.  DynaMexico owns the SJG Property, 100%.

2.  Mineras, through its mine operating agreement with DynaMexico, has been appointed the exclusive operating entity of the SJG Property.  The Management Committee has authority to oversee Expenditures and the technical direction at the SJG Property, subject to the Earn In Agreement and as set forth below.

3.  DynaMexico owns all data related to the SJG Property.   Information and data regarding the SJG Property is to be delivered first, immediately and simultaneously to each of the members of the Board of DynaMexico.  DynaMexico's Board of Directors must review and approve all information/data before disseminating same to any other party.  All information/data disseminated must be noted as being DynaMexico’s or the DynaMexico SJG Property.

4.  The Management Committee is not a legal entity and has no authority or ability to sign contracts or incur obligations or liabilities to DynaMexico, Mineras or DynaOperaciones.  No person will carry out any activity in or on the SJG Property, without a written agreement or purchase order duly signed with DynaMexico, Mineras or DynaOperaciones.

5.  The Management Committee does not have authority to act for or represent DynaMexico, Mineras, DynaOperaciones or the SJG Property.

6.  DynaMexico, Mineras or DynaOperaciones will not pay salaries, fees or expenses without a written agreement or signed purchase order.  It is noted however, that personnel (e.g. Omar Felix, Kevin Sullivan, etc.) will not go without payment, (consistent with the payments in recent months), but the parties will attempt, in good faith, to finalize formal agreements within the next 45 days.  While personnel will receive their technical direction from the Management Committee, all personnel must be employed by or contracted through Mineras or DynaOperaciones and be accountable to the employing entity, whether Mineras or DynaOperaciones.

7.  For so long as GG designates the majority of the MC, GG shall indemnify Dyna for any loss or damage arising out MC’s decisions, acts or actions (or the decisions, acts or actions of individual MC member(s) designated by GG) that are grossly negligent or inconsistent with sound mining industry practice.

8.  With respect to the Ejido agreement and affairs, and to any matters with the State of Sinaloa and any Governmental Officials, all communications must go to and from the Board of Directors of DynaMexico, Mineras or DynaOperaciones, as the case may be and to and from Mineras/DynaMexico Board, with Management Committee input (and funds approval).  But, no party (Goldgroup nor DynaUSA or otherwise-except those persons duly authorized) shall have the authority to speak on behalf of DynaMexico, Mineras  or DynaOperaciones to the Ejido or State or any other party. Anyone coming in contact with any news or communications regarding these matters, shall immediately notify all members of the Board of Directors of DynaMexico, in writing.

 9.  Drilling:
•	All drill locations must be approved in writing by the Management Committee, in advance of the hole being drilled. Votes should be recorded, if not unanimous.
•	All results/information are reported directly to DynaMexico (per above), including all coordinates.
•	Each consultant must be discussed and approved by the Management Committee before the consultant can be engaged/employed by Mineras, to be an eligible Expenditure.

10.	No expenditures will be incurred or paid without a prior approved budget or prior approval from the Management Committee.

11.
With respect to members of the Management Committee that also serve as a member of the Board of Directors of DynaMexico, it is acknowledged and understood that the fiduciary duties owed by such Board members to DynaMexico and its shareholder’s are superior to and take preference over any responsibilities owed to the Management Committee.

12.
From this date forward, all invoices paid from the Segregated Account shall count towards Goldgroup’s earn in. If invoices are presented to DynaMexico (or Mineras or Operaciones) for payment and there is an objection or problem with the invoice, then such invoice may be paid by DynaMexico, through another account, and the parties shall resolve whether the disputed invoice shall be paid through the Segregated Account and count towards the Earn in, or shall not, and be reimbursed by Goldgroup.  If no agreement can be reached on the treatment of the disputed invoice, then the issue shall be submitted to arbitration.

13.
Based on Goldgroup’s representations that Goldgroup has contributed $6.1mm to date, the Phase III contributions would be achieved and if so, stock will be issued in accordance with the Earn In Agreement as soon as reasonably practicable. In connection therewith, Goldgroup shall establish and maintain a $250,000 balance to cover, in advance, all Expenditures.

14.
This Memorandum may be executed in multiple counterparts and fax signatures shall be treated as original. No amendment to this agreement shall be valid, unless in writing, signed by the parties hereto. This Memorandum supersedes Goldgroup’s July 10th, 2008, letter.

15.	Each party will immediately obtain their respective Board approval for this Memorandum and the Memorandum will become operative immediately upon such approval.

Signed and agreed to this 29th day of July, 2008, in Vancouver, Canada.

Goldgroup Resources, Inc.	DynaResource De Mexico, SA de CV.

By: /s/ Keith Piggott	By:/s/ K.D. DIEPHOLZ

Its: CEO	Its: PRESIDENTE

DynaResource, Inc.

By: /s/ K.D. DIEPHOLZ

Its:CHAIRMAN / CEO